Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2900, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES TO EXTEND BEAUFOR MINE LIFE
WITH DEVELOPMENT OF NEW ZONE

MONTREAL, Quebec, Canada, July 14, 2015 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), is pleased to announce plans to proceed with the development of the deeper Q Zone at the Beaufor Mine in Quebec. The positive decision is based on a comprehensive analysis of both geological and economic factors, and is expected to extend the mine’s life by a minimum of two years with an annual estimated production rate of 20,000 to 25,000 ounces in 2016 and 2017.

Renaud Adams, President and CEO of Richmont Mines, commented: “Our Quebec platform remains an important one for Richmont, and I am very pleased that by accessing this new zone at Beaufor we will once again extend the life of this asset. This mine has played a significant and instrumental role in Richmont’s 20+ year history, and in a certain way has been the Corporation’s work horse. Beaufor has supplied over 500,000 ounces of gold production for Richmont since the mid-1990s, representing a remarkable one-third of our total gold production since we first began commercially producing gold. By accessing this new zone, we expect to not only extend the mine’s life by a minimum of two years for a relatively small investment, but to do so while also maintaining the mine’s free cash flow status for both 2016 and 2017.”

The deeper Q Zone that will be developed is located approximately 34 vertical metres below the Beaufor Mine’s current infrastructure. Due to the zone’s close proximity to the mine’s existing underground workings, the required development to reach the upper part of the zone is expected to be completed within 6 months and will require only a limited investment of $2.5 million in 2015. This development related expenditure is below the $3.5 million already accounted for in the Corporation’s 2015 All-In-Sustaining-Cost (“AISC”) guidance.

About Richmont Mines Inc.
Richmont Mines has produced over 1.5 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor and Monique Mines in Quebec. The Corporation is also advancing development of the extension at depth of the Island Gold Mine in Ontario. With over 23 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT MINES TO EXTEND BEAUFOR MINE LIFE WITH DEVELOPMENT OF NEW ZONE
July 14, 2015

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States dollar exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release, and the Corporation undertakes no obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise, unless required by applicable securities laws.

National Instrument 43-101 (“NI 43-101”)
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by NI 43-101.

For more information, please contact:

Jennifer Aitken, MBA	Steve Burleton
Director, Investor Relations	Vice-President, Business Development
RICHMONT MINES INC.	RICHMONT MINES INC.
E-mail: jaitken@richmont-mines.com	E-mail: sburleton@richmont-mines.com
Phone: 514 397-1410	Phone: 416 368-0291 ext. 102

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Website: www.richmont-mines.com
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